[Jones Day Letterhead]

November 24, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Reynolds American Inc.

Registration Statement on Form S-4

Filed October 17, 2014

File No. 333-199443

Lorillard, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 17, 2014

File No. 001-34097

Ladies and Gentlemen:

Set forth below are the responses of Reynolds American Inc. (“RAI”) and Lorillard, Inc. (“Lorillard”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in the Staff’s letter (the “Letter”) dated November 13, 2014, relating to the Registration Statement on Form S-4 of RAI (the “Registration Statement”) that was filed on October 17, 2014, and the Preliminary Proxy Statement on Schedule 14A of RAI and Lorillard that was filed on October 17, 2014 (the “Preliminary Proxy Statement” and, together with the Registration Statement, the “Preliminary Joint Proxy Statement/Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Simultaneously herewith, RAI is filing Amendment No. 1 to the Preliminary Joint Proxy Statement/Registration Statement (“Amendment No. 1”), and Lorillard is filing a revised preliminary proxy statement, reflecting, in each case as appropriate, responses to the Staff’s comments. Capitalized terms used but not defined herein have the meanings set forth in the Preliminary Joint Proxy Statement/Registration Statement. Amendment No. 1 and the revised preliminary proxy statement include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of Amendment No. 1 marked against the October 17, 2014 filings to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 1.

Securities and Exchange Commission

November 24, 2014

Form S-4

General

1.	Please note that all comments on Lorillard’s Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended September 30, 2014 must be resolved before we may act on a request for acceleration regarding this registration statement on Form S-4.

Response: RAI acknowledges the Staff’s comment and understands that all comments on Lorillard’s Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended September 30, 2014 must be resolved before the Staff will act on a request for acceleration of effectiveness of the registration statement on Form S-4. Lorillard responded to the Staff’s comments on its Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended September 30, 2014 on November 18, 2014 and was informed by a letter dated November 20, 2014 that the Staff had completed its review.

2.	We note that the RAI shareholders will be asked to approve the RAI share issuance to Lorillard shareholders pursuant to the merger agreement and to British American Tobacco pursuant to the subscription and support agreement. As a result, it appears that you have combined the two matters in Proposal 1. Please revise to unbundle the RAI Proposal 1 into two separate proposals or advise. Please refer to Exchange Act Rule 14a-4(a)(3). If any of the proposals are mutually conditioned, please revise the proxy statement/prospectus accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

Response: Amendment No. 1 includes additional disclosure in response to the Staff’s comment.

Questions and Answers, page 1

3.	Please add a question and answer that addresses the material negative factors that the boards considered in connection with the merger.

Response: In response to the Staff’s comment, the Preliminary Joint Proxy Statement/Registration Statement has been revised to add a question and answer addressing the material negative factors that the boards considered in connection with the merger. Please see page 4 of Amendment No. 1.

What are RAI shareholders being asked to vote on?

4.	Please explain why the RAI shareholders are not entitled to vote on the divestiture.

Response: Under North Carolina law, shareholder approval is required when a corporation sells all or substantially all of its property otherwise than in the usual and regular course of business. The assets to be sold pursuant to the divestiture do not constitute all or substantially all of the property of RAI; accordingly, no shareholder approval is necessary. Amendment No. 1 includes additional disclosure to explain this distinction. Please see pages 4, 16, and 77 of Amendment No. 1.

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Summary, page 15

Interests of Certain Lorillard Directors and Officers, page 23

5.	Please revise this section to disclose the amount of total compensation potentially to be received by Lorillard’s directors and executive officers in connection with the proposed merger.

Response: Amendment No. 1 includes additional disclosure in response to the Staff’s comment. Please see page 29 of Amendment No. 1.

Litigation Relating to the Merger, page 27

6.	We note the disclosure with respect to the legal proceedings in connection with the merger. Please provide us with copies of any related complaints.

Response: As requested, RAI is submitting supplementally to the Staff, under separate cover, copies of the complaints for the legal proceedings described in the Preliminary Joint Proxy Statement/Registration Statement.

Solicitation of Proxies; Expenses of Solicitation, page 76

7.	We note your disclosure here and on page 83 that proxies may be solicited by telephone, e-mail, facsimile or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by in person interview or telephone.

Response: RAI confirms that it will file all written soliciting materials, including any scripts to be used in soliciting proxies.

RAI Proposal: Approval of the Share Issuance and Lorillard Proposal I, page 85

Background of the Merger, page 86

8.	Please refer to the last sentence on page 88 and clarify what other “possible divestiture partners” were considered by the RAI board of directors and explain why the RAI board chose Imperial as the divestiture partner.

Response: Amendment No. 1 includes additional disclosure in response to the Staff’s comment. Please see pages 93 and 94 of Amendment No. 1.

9.	We note your disclosures on pages 93 and 103 that Lorillard’s board of directors considered other alternatives and “the universe of potential strategic partners for Lorillard in the tobacco industry, none of whom was viewed at the time as a likely candidate.” Please clarify whether Lorillard received any offers from companies other than RAI and disclose the strategic alternatives to a merger transaction that were discussed on June 12, 2014.

Response: Amendment No. 1 includes additional disclosure in response to the Staff’s comment. Please see pages 97, 105 and 107 of Amendment No. 1.

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November 24, 2014

RAI’s Reasons for the Merger; Recommendation of the RAI Board of Directors, page 110

10.	We note that the RAI board considered other “alternatives reasonably available” to RAI if it did not pursue the merger. Please disclose the alternatives that the RAI board considered in its determination to recommend the merger.

Response: Amendment No. 1 includes additional disclosure in response to the Staff’s comment. Please see page 116 of Amendment No. 1.

Opinion of RAI’s Financial Advisor, page 119

Valuation Analysis With Respect to Lorillard, page 122

Selected Precedent Transactions Analyses, page 123

11.	Please provide us with copies of the “board books” and any other materials prepared by your financial advisors. Such materials should include all presentations made by the financial advisors.

Response: The written, confidential presentation materials, including the board books, prepared by Lazard Frères & Co. LLC (“Lazard”) and presented to the RAI board of directors are being provided to the Staff by Kirkland and Ellis LLP, as counsel to Lazard, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Preliminary Joint Proxy Statement/Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made.

The written, confidential presentation materials, including the board books, prepared by Barclays Capital Inc. (“Barclays”) and Centerview Partners LLC (“Centerview”) and presented to the Lorillard board of directors at the meetings described in the Preliminary Joint Proxy Statement/Registration Statement are being provided to the Staff by Sullivan & Cromwell LLP, as counsel to Barclays and Centerview, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Preliminary Joint Proxy Statement/Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made.

12.	Please revise to disclose the data underlying the analysis and indicate how that information resulted in the multiples disclosed. In this regard, please revise the table to indicate the purchase price and EBITDA for each precedent transaction in the analysis.

Response: In response to the Staff’s comment, additional disclosure has been included in Amendment No. 1. Please see pages 127 and 142 of Amendment No. 1.

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November 24, 2014

Selected Comparable Company Analyses, page 124

13.	Please revise to disclose the data underlying the analysis and indicate how that information resulted in the multiples disclosed. In this regard, please revise to disclose the EBITDA and PE ratios for each of the comparable companies.

Response: In response to the Staff’s comment, additional disclosure has been included in Amendment No. 1. Please see pages 128 and 129 of Amendment No. 1.

Other, page 127

14.	Refer to the second and third paragraphs of this section. Please quantify any fees payable to Lazard and its affiliates relating to any material relationship that existed in the last two years between RAI and its affiliates and Lazard and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A. As applicable, please also provide similar disclosures for Barclays and Centerview with respect to Lorillard.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments. Please see pages 131, 135 and 139 of Amendment No. 1.

Opinion of Lorillard’s Financial Advisors, page 127

Summary of the Financial Analyses of Lorillard’s Financial Advisors, page 135

Selected Comparable Company Analysis, page 137

15.	Please revise to disclose the P/E and Enterprise Value/EBITDA ratios for each of the comparable companies.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments. Please see page 141 of Amendment No. 1.

Selected Precedent Transactions Analysis, page 139

16.	Please revise the table to disclose the LTM Sales and LTM EBITDA for each precedent transaction.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments. Please see page 143 of Amendment No. 1.

17.	With a view towards revised disclosure, please tell us why none of the transactions announced in the last six years were considered in this precedent transactions analysis.

Response: Based on their experience and judgment as financial advisors, Lorillard’s financial advisors did not consider transactions in the tobacco industry since 2000 with a target enterprise value of $1.0 billion or less relevant in relation to Lorillard and the proposed transaction. Amendment No. 1 includes revisions in response to the Staff’s comments. Please see page 142 of Amendment No. 1.

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November 24, 2014

Discounted Cash Flow Analysis, page 140

18.	Please explain why Lorillard’s financial advisors selected a range of exit LTM EBITDA multiples of 8.5x to 9.5x.

Response: Amendment No. 1 includes additional disclosure in response to the Staff’s comment. Please see page 144 of Amendment No. 1.

RAI Unaudited Prospective Financial Information, page 141

19.	We note your disclosure in the fifth paragraph that the projections reflect numerous variables and assumptions. Please revise this section to fully describe the key assumptions relied upon by RAI’s management in the preparation of the projections so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of these projections.

Response: Amendment No. 1 includes additional disclosure in response to the Staff’s comment. Please see page 145 of Amendment No. 1.

Certain U.S. Federal Income Tax Consequences of the Merger, page 157

20.	Please remove the statement that the tax summary “is for general information only.”

Response: Amendment No. 1 has been revised to remove the statement “is for general information only” in response to the Staff’s comment. Please see page 163 of Amendment No. 1.

The Divestiture, page 193

21.	We note that in connection with the divestiture agreement with Imperial Sub, you have entered into, or will enter into a series of agreements including a transition services agreement and a reciprocal manufacturing agreement. We also note from your disclosure on page 207 that the reciprocal manufacturing agreement will extend for a period of two years and each manufacturer will charge the other a fee equal to actual costs of procurement and production, plus ten percent. Please revise the notes to the pro forma financial statements to discuss the nature and significant terms of each of these agreements and to discuss the expected impact of these agreements on RAI’s financial condition and results of operations in future periods. Also, please ensure that the pro forma financial statements include any appropriate adjustments as a result of these agreements, such as any recurring expense to be incurred under the agreements.

Response: The pro forma financial statements do not reflect any impact from the transition arrangements, including those under the reciprocal manufacturing agreement. The potential impact of these transition services was not included because any amount would be speculative as it is not possible to reflect these as pro forma adjustments with any specificity at this time. In addition, while RAI is not able to precisely calculate the potential impact, RAI does not believe that any of the amounts attributable to the transition services, including the reciprocal manufacturing agreement, will have a material impact on RAI’s pro forma results. Each of these arrangements will be reciprocal, including the reciprocal manufacturing agreement. In addition, the term of the reciprocal manufacturing agreement is up to two years, but either party could decide to manufacture products outside of the reciprocal manufacturing agreement (including a decision to manufacture the product itself), so it is not possible to predict how long any impact from the reciprocal manufacturing agreement would exist. Amendment No. 1 includes additional disclosure in response to the Staff’s comment. Please see pages [197 and 221] of Amendment No. 1.

Securities and Exchange Commission

November 24, 2014

RAI Unaudited Pro Forma Condensed Combined Financial Statements, page 211

22.	On the pro forma combined statements of income and balance sheet, please consider relabeling the column Pro Forma Adjustments, to instead be, Merger-Related Pro Forma Adjustments Note 3. Also, in light of the fact that Lorillard and RAI shareholders are required to vote on the merger transaction, but not the divestiture, please revise the pro forma financial statements to include a sub-total column adjacent to the merger related pro forma adjustments column which reflects the combined amounts for each line item considering only the merger related pro forma adjustments.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments. Please see pages 218 through 220 of Amendment No. 1.

23.	We note from your disclosures elsewhere in the filing that no fractional shares of RAI common stock will be issued in connection with the merger and holders of Lorillard common stock will be entitled to receive cash in lieu thereof. Please tell us how you have considered this potential cash payment in your pro forma adjustments to the balance sheet. If the amount of cash you will be required to disburse cannot be determined at this time, please include a statement to this effect in the notes to the pro forma financial information.

Response: The amount of cash required to be disbursed for any fractional share of RAI common stock has not been included in the unaudited pro forma condensed combined financial statements included in the Preliminary Joint Proxy Statement/Registration Statement because such amount is not expected to be material and cannot be determined until the closing of the merger. Amendment No. 1 includes revisions in response to the Staff’s comments. Please see page 224 of Amendment No. 1.

24.	We note from your disclosures on page 148 and 153 that in connection with the merger and change of control, it appears that certain Lorillard executive officers will be entitled to “golden parachute” compensation. It also appears that the closing of the transactions will trigger the accelerated vesting of unvested equity and equity-based awards under the Lorillard 2008 Plan. In light of the fact that these amounts appear to be directly related to the acquisition transaction, please explain to us how you have considered the accrual of these amounts in your pro forma balance sheet. Also, although the related expense will be a non-recurring expense, we believe that the notes to the pro forma financial statements should disclose that these expenses will be incurred in connection with the transactions.

Response: The referenced “golden parachute” compensation for unvested equity and equity-based awards under the Lorillard 2008 Plan is accounted for as part of the purchase price as discussed in Note 2 of the unaudited pro forma condensed combined financial statements. Amounts related to merger and change of control payments are accounted for in the unaudited pro forma condensed combined balance sheet as a transaction-related costs liability as discussed in Note 3(f) of the unaudited pro forma condensed combined financial statements. Amendment No. 1 includes revisions in response to the Staff’s comments. Please see pages 223 and 225 of Amendment No. 1.

Note 2 – The Merger, page 218

Merger Purchase Price, page 218

25.	Please tell us and disclose the reason the date of October 8, 2014 was chosen to value the stock portion of the merger consideration. In this regard, please note that we believe you should use the

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most recent stock price at the time of the filing. Also, please include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

Response: In Amendment No. 1, the closing price used to calculate the stock portion of the merger consideration has been updated from October 8, 2014 to November 19, 2014. This date will be further updated to be as close as reasonably practicable to the effective date and mailing date of the definitive joint proxy statement/registration statement. Disclosure of the range of possible outcomes based upon percentage increases and decreases in the recent stock price was disclosed on page 212 of the Preliminary Joint Proxy Statement/Prospectus and has been updated to reflect changes as a result of the closing price on November 19, 2014. Please see pages 216, 222 and 223 of Amendment No. 1.

26.	Please revise to disclose how you arrived at the total pro forma purchase price of $24,673 million shown in the table of preliminary purchase price. In this regard, provide narrative disclosure that based on the 360 million of Lorillard common shares outstanding at June 30, 2014 and the RAI common stock exchange ratio of 0.2909, you plan to issue the former Lorillard stockholders approximately 104,724,000 shares of RAI common stock valued at $60.08 per share for a total stock consideration of approximately $6.3 billion, and plan to pay the former Lorillard stockholders $50.50 in cash per share for an approximate total of $18.2 billion in cash consideration. Also, please disclose how outstanding Lorillard stock options, stock appreciation rights, and restricted stock are considered in the cash consideration. As part of your revised disclosure, consider providing a cross reference to Note 3(k) and disclose in that footnote the number of Lorillard stock options, restricted stock units and restricted stock outstanding that will be converted into RAI common stock.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments through November 19, 2014. Please see pages 222 through 224 and 227 of Amendment No. 1.

27.	Please revise to disclose the calculation of goodwill in accordance with ASC 805-30-30-1. In this regard, in light of the fact that ASC 805 does not use the allocation concept in the calculation of goodwill, we would expect to see the calculation of goodwill as the excess of the acquisition-date fair value of the consideration transferred over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured in accordance with ASC 805. The fair value amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed should also be included as part of this disclosure in accordance with ASC 805-20-50-1.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments. Please see page 223 of Amendment No. 1.

28.	We note that based on a $24.673 billion purchase price, you expect to recognize $24.376 billion of goodwill related to the acquisition of Lorillard and approximately $3.9 billion of other intangible assets. In light of the significant amount of goodwill expected to be recognized, please explain to us how you evaluated this acquisition for the existence of any other intangible assets. Please refer to the guidance in ASC 805-20-55-2 through 805-20-55-51 in your response. As part of your response, please also provide us additional details of how you determined the fair value of the intangible assets recognized.

Response: In connection with the significant amount of goodwill expected to be recognized in the merger, RAI evaluated the merger for the existence of any other intangible assets, utilizing the criteria and

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November 24, 2014

guidance provided in ASC 805-20-55-2 through ASC 805-20-55-51. Based on these preliminary evaluations, the trademarks Newport, Old Gold, True and Kent were identified as being acquired in the merger. Based on estimates of sales in the future for these brands, utilizing RAI’s methodology for trademark valuation, preliminary valuations for these brands were determined with the assistance of RAI’s third party valuation firm. Preliminary valuations of customer relationships were developed with assistance from RAI’s third party valuation firm as well. Based on this preliminary evaluation related to the merger, no other identifiable intangible assets were identified (except as discussed below). This outcome was also reviewed against other business combinations in prior years in the tobacco industry which had similar identifications of intangible assets.

Given the nature of the merger and the subsequent divestiture, management believed that reflection of a valuation for Maverick and blu was appropriate. Preliminary valuations were performed to reflect these values.

29.	Please revise your disclosure in the notes to the pro forma financial statements to include a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Also, please disclose the total amount of goodwill that is expected to be deducted for tax purposes and the amount of goodwill by reportable segment. See guidance in ASC 805-30-50-1.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments. Please see page 224 of Amendment No. 1.

30.	Refer to adjustment 3(b). Please expand to disclose adjustment amounts to cost of products sold from the LIFO reversal impact of inventory on the statements of income for the six months ended June 30, 2014 and for the year ended December 31, 2013 and to disclose how the amounts were calculated or determined.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments. Please see page 224 of Amendment No. 1.

31.	Refer to adjustment 3(d). Please expand the disclosure in the last paragraph regarding the preliminary fair value estimates for the assets held for sale to separately disclose the fair value estimate for the brand Maverick and that for the brand blu.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments. Please see page 225 of Amendment No. 1.

32.	Refer to adjustment 3(f). Please expand the disclosure in the last sentence to identify the entity from which the $7 million of non-recurring expenses are being eliminated from the historical statement of operations for the six months ended June 30, 2014.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments. Please see page 225 of Amendment No. 1.

Securities and Exchange Commission

November 24, 2014

33.	Refer to adjustment 3(g). Please revise to disclose how you calculated or determined the amount of the interest expense adjustment. Your disclosure should include the interest rates used in the calculation and how you determined the appropriate interest rate.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments. Please see page 225 of Amendment No. 1.

34.	Refer to adjustment 3(h). In the second paragraph where you discuss RAI intentions to finance the cash portion of the merger consideration and related fees and expenses, please provide an estimate of the amounts that will be paid from the sources of available cash, borrowings under the existing credit facility, proceeds from the issuance of debt securities, and proceeds from the divestiture and share purchase. We note your disclosure that you expect to incur $9 billion of new debt under the bridge facility to fund a portion of the cash consideration.

Response: Amendment No. 1 includes revisions in response to the Staff’s comments. Please see page 226 of Amendment No. 1.

35.	Refer to adjustment 3(j). Please disclose the reasons why the July 2, 2014 closing price date of RAI common stock was used to determine the value of the share purchase pursuant to the subscription agreement with BAT and B&W. In addition, please disclose how the total value of $4.7 billion was arrived. In this regard, also disclose the total number of RAI common shares that BAT or B&W will subscribe for and purchase as part of the Share Purchase to maintain its 42% beneficial ownership interest in RAI. We note disclosure in Note 5 that 78,322,000 RAI common shares will be issued to BAT; please describe how the number of shares were determined in relation to the total RAI common shares expected to be issued and outstanding after the merger.

Response: Lorillard and RAI agreed that the closing price of $60.16 per share of RAI common stock on July 2, 2014 would be used as a reference price to calculate the merger consideration. RAI and BAT agreed to use the same $60.16 reference price to establish the per share price to be paid by BAT pursuant to the subscription agreement. Amendment No. 1 includes revisions in response to the Staff’s comments. Please see pages 112, 226 and 227 of Amendment No. 1

Note 4 – The Divestiture, page 222

36.

Similar to your detailed adjustment disclosures in Note 3, please revise and expand Note 4 to provide detailed adjustment explanations of the divestiture for each of the affected line items in the pro forma combined statements of operations for the six months ended June 30, 2014 and the year ended December 31, 2013 and the pro forma combined balance sheet as of June 30, 2014. Further, we note your disclosure in the fourth paragraph on page 212 that the possible required sale of DORAL as part of the divestiture has not been given effect in the pro forma financial statements. If material, please provide a separate pro forma note that describes the financial statement impact to current assets and liabilities, noncurrent assets and liabilities, shareholders’ equity (deficit), net sales, operating income, net income, and basic and diluted per share assuming that DORAL will be subsequently included as part of the divestiture. Please also

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November 24, 2014

disclose the circumstance that would cause DORAL to be included in the divestiture and explain why you have assumed that it will not be included in the divestiture for pro forma purposes.

Response: In response to the Staff’s comment, Amendment No. 1 includes detailed adjustment explanations of the divestiture for each of the affected line items in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 and the unaudited pro forma condensed combined balance sheet as of September 30, 2014. Please see pages 228 and 229 of Amendment No. 1.

The unaudited pro forma condensed combined financial statements do not take into consideration the possible required sale of the DORAL brand as part of the divestiture. Pursuant to the asset purchase agreement, the DORAL brand is required to be sold only in the event that the aggregate market share for the WINSTON, KOOL and SALEM brands is less than 4.9% for the three months ended prior to the month in which closing of the merger occurs. Market share for WINSTON, KOOL and SALEM currently exceeds this threshold and management expects that will be the case on the measurement date as well. As a result, DORAL is excluded from the divestiture related pro forma adjustments. Notwithstanding management expectations regarding DORAL, we have included disclosure regarding the possibility of DORAL being included in the divestiture so all shareholders are aware of that possibility. We have expanded the disclosure about DORAL in Amendment No. 1 in response to the Staff’s comment. Please see page 229 of Amendment No. 1.

Age of Financial Statements

37.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, please update the Form S-4 registration statement to include Selected Historical Consolidated Financial Data of RAI and Lorillard, Selected RAI Unaudited Pro Forma Condensed Combined Financial Data, RAI Unaudited Pro Forma Condensed Combined Financial Statements, and other related financial information as of and for the nine months ended September 30, 2014 and 2013, and also specifically incorporate by reference RAI’s and Lorillard’s September 30, 2014 Quarterly Reports on Form 10-Q.

Response: Amendment No. 1 includes updated financial statements as of and for the periods ended September 30, 2014 and 2013, and the Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2014 for RAI and Lorillard have been specifically incorporated by reference.

Part II

Item 22. Undertakings, page II-4

38.	Please advise why you have not included an undertaking pursuant to Item 512(e) of Regulation S-K.

Response: RAI acknowledges the Staff’s comment. Because the Preliminary Joint Proxy Statement/Registration Statement does not specifically incorporate by reference in the prospectus all or any part of the annual report to security holders meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended, it appears the undertaking required by Item 512(e) of Regulation S-K is not required. Accordingly, no changes to Amendment No. 1 were made to reflect this comment.

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November 24, 2014

Other

39.	Please include an organization chart depicting your organizational structure after the consummation of the merger and the divestiture of certain Reynolds American Inc. and Lorillard assets.

Response: Amendment No. 1 includes an organizational chart depicting the estimated ownership percentages of BAT and existing RAI and Lorillard shareholders and the expected organizational structure immediately after the completion of the merger and divestiture in response to the Staff’s comment. Please see page 42 of Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A

General

40.	To the extent that our comments on the Form S-4 are applicable to the preliminary proxy statement, please make conforming changes.

Response: Conforming changes where applicable to the Preliminary Proxy Statement have been made.

Form of Proxy Card

41.	Please mark the form of proxy card “Preliminary Copy.” Refer to Exchange Act Rule 14a-6(e)(1). Also make corresponding changes to Exhibits 99.1 and 99.2 to the Form S-4 filed by Reynolds American Inc.

Response: The requested changes have been made and are reflected in Amendment No. 1. Please see Exhibit 99.1 and Exhibit 99.2 of Amendment No. 1.

* * * * *

Prior to or contemporaneous with a request to accelerate the effective date of the pending Registration Statement, RAI will provide a written statement acknowledging that:

•	RAI is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RAI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 269-4154 should you wish to discuss the matters addressed above or other issues relating to the Preliminary Joint Proxy Statement/Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Timothy J. Melton

Timothy J. Melton

Securities and Exchange Commission

November 24, 2014

cc:	Susan M. Cameron

Reynolds American Inc.

McDara P. Folan, III

Reynolds American Inc.

David H. Taylor

Lorillard, Inc.

Ronald S. Milstein

Lorillard, Inc.

Robert E. Spatt

Simpson Thacher & Bartlett LLP